510 Burrard St, 3rd Floor
Date: October 9, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC RIM MINING CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	October 16, 2013
Record Date for Voting (if applicable) :	October 16, 2013
Beneficial Ownership Determination Date :	October 16, 2013
Meeting Date :	November 21, 2013 DuMoulin Black LLP,
Meeting Location (if available) :	10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	694915208	CA6949152087

Sincerely,

Computershare
Agent for PACIFIC RIM MINING CORP